Room 4561

September 19, 2006

Mr. Peter Zotto
Chief Executive Officer
IONA Technologies PLC
200 West Street, 4th Floor
Waltham, MA 02451

> **Re: IONA Technologies PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 19, 2006**
> **Form 6-K Filed July 20, 2006**
> **Form 6-K Filed August 15, 2006**
> **File No. 000-29154**

Dear Mr. Zotto:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Operating and Financial Review and Prospects

Operating Results

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Revenue, page 30

1.   We note the disclosure indicating that the decrease in service revenue in 2005 as
        compared to 2004 was primarily attributable to the expiration of support
        agreements executed in prior years that were not renewed. Describe for us the
        terms of these support agreements. Explain to us why you believe they were not
        renewed. Indicate the extent to which you believe this lack of support renewals
        may represent a material trend. Explain how you considered providing similar
        disclosure in your filing.

Operating Expenses, page 31

2.   Disclosure under this section indicates, in part, that software license fees are
        included in the financial statement line item Research and Development.
        Describe for us, in reasonable detail, the nature of these fees. In this regard,
        describe the nature and purpose of the underlying software. Explain why you
        believe it is appropriate to report these costs as research and development and not
        cost of product revenue.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue recognition, page F-6

3.   We note your disclosure regarding arrangements to deliver software that do not
        require significant production, modification or customization. Please tell us about
        any arrangements that do require significant production, modification or
        customization services. Describe the nature of these services and indicate whether
        these are offered as part of multiple-element arrangements. If these services are
        offered as part of multiple-element arrangements, explain to us how you have
        concluded that the services should be accounted for separately. Refer to
        paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

4.   Your disclosure under this note indicates, in part, that VSOE is determined based
        upon "normal pricing and discounting practices." Clarify for us what your normal

pricing and discounting practices are, and explain how you determine VSOE based on these practices. Explain why you believe your normal pricing and discounting practices represent VSOE. As part of your response, separately address each of the elements for which you have established VSOE.

Reclassifications, page F-12

5.   We your disclosure regarding the reclassification of commercial paper from marketable securities to cash equivalents. Please tell us how you considered disclosing the impact of the reclassification on your cash flows. In this regard we note that the reclassification appears to have had a material impact on your operating cash flows in 2003 and 2004.

6.   Describe for us the facts and circumstances surrounding the decision to change your classification of commercial paper, including the specific factors you considered in determining that commercial paper should be reclassified. As part of your response, describe the material terms of the underlying securities. Also, describe the specific accounting literature you considered in concluding that both your prior and current classifications are appropriate under GAAP.

Form 6-K Filed July 20, 2006

7.   We believe the non-GAAP operating statement columnar format appearing in your earnings release furnished on Form 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures, i.e., line items, subtotals, provided each one complies with Item 100 of Regulation G.

8.   We note your disclosure of non-GAAP measures excluding share-based compensation. Please tell us how you considered including disclosure that explains why the non-GAAP measures provide useful information to investors. In this regard, we note that disclosure similar to that provided on page 14 of your Form 6-K filed on August 15, 2006 may be appropriate.

Form 6-K Filed August 15, 2006

Note 1. Description of Business and Basis of Presentation, page 4

9.   We note your disclosure about the ongoing review of a customer agreement that
        could result in additional costs to the Company. Please tell us more about this
        review. In this regard, provide the following:

        • Tell us who is conducting the review;

        • Explain why you believe the review is being conducted;

        • Describe the material terms of the underlying agreement;

        • Explain what impact, if any, the resolution of this matter could have on your
          financial statements.

        As part of your response, explain how you have evaluated the likelihood and
        possible amount of any liability you may have incurred with respect to this matter.
.
Note 5. Marketable Securities, page 7

10.   We note that effective April 1, 2006 investments in marketable securities, which
        were previously classified as trading securities, will be classified as available for
        sale. Please describe, in reasonable detail, the circumstances that led to the
        change in classification. As part of your response, tell us how you considered
        paragraph 15 of SFAS 115 which indicates that transfers into and from the trading
        category are rare.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief